Exhibit 99.1

Triple Flag Acquires Royalty on Thunder Bay North Project

TORONTO--(BUSINESS WIRE)--December 19, 2022--Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX:TFPM, NYSE:TFPM) is pleased to announce the acquisition of up to a 2.5% net smelter returns (“NSR”) royalty on the Thunder Bay North Project in Northern Ontario, Canada, owned by Clean Air Metals Inc. (“Clean Air Metals”), effective December 15, 2022 (the “Effective Date”) for up to an aggregate of C$15 million.

Highlights:

  Strategic commodities in Ontario: The Thunder Bay North Project is a platinum, palladium, copper, and nickel project is well situated near the City of Thunder Bay, Ontario, and the Lac des Iles Mine owned by Impala Platinum. More information on Clean Air Metals and the Thunder Bay Project can be found at www.cleanairmetals.ca.
  Robust Project Economics: January 2022 Preliminary Economic Assessment (“PEA”) features a 10-year ramp-access underground mine plan on both Current and Escape Deposits, with a Preliminary Feasibility Study planned for 2023.
  Social License to Operate: Agreement with three Proximate First Nation Communities the Fort William First Nation, Red Rock Indian Band, and Biinjitiwaabik Zaaging Anishinaabek.
  Exploration potential: The Thunder Bay North Project hosts the twin magma conduit bodies that host the Current and Escape deposits, with geological similarities to major PGE-Cu-Ni projects, such as Noril’sk. Clean Air Metals is advancing massive sulfide exploration targets.

Transaction Details:

The C$15 million will be funded in two tranches, with the first tranche of C$10 million funded on the Effective Date, and the remaining C$5 million to be paid on or before 90 days from the Effective Date of the royalty agreement, subject to compliance with the conditions to Rio Tinto Exploration Canada Inc.’s (“RTEC”) consent as set out below.

Clean Air Metals has been granted the right by Triple Flag to buy down up to 40% of the NSR royalty and to reduce the NSR royalty percentage to 1.5% on or before three years following the Effective Date of the royalty agreement, for C$10.5 million (assuming the closing of both tranches). Clean Air Metals has granted Triple Flag a right of first refusal on any future stream, royalty, or similar financing for the Thunder Bay North Project and an area of interest around the project.

The second tranche, consisting of C$5 million, will be paid on or before 90 days from the Effective Date, allowing time for due diligence and a decision by RTEC on whether or not to sell its 1% NSR royalty on a portion of the Thunder Bay North Project to Clean Air Metals for C$2 million, subject to certain conditions (“Put Option No. 1”). RTEC also has an alternative option to sell its 1% NSR to Clean Air Metals for C$3.5 million at a future date (“Put Option No. 2”). Put Option No. 2 is valid for the period from June 30, 2024 until 60 days after the filing of a feasibility study (as such term is defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects) on SEDAR. Benton Resources Inc. has also provided its consent for the application of the royalty agreement to the Current deposit claims (formerly the Thunder Bay North claims held by Panoramic Resources Inc.) and Escape deposit claims formerly held by Benton Resources under option with RTEC. At either the expiry or closing of Put Option No. 1 or the election of RTEC to take Put Option No. 2, Clean Air Metals and Triple Flag will close the second tranche and the royalty agreement shall apply to the Escape deposit claims and be posted on title of the Escape deposit claims.

Qualified Person

Mr. James Dendle, Vice President, Evaluations & Investor Relations, is a “qualified person” as such term is defined under National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

About Triple Flag

Triple Flag is a pure play, gold-focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 80 assets, including 9 streams and 71 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 15 producing mines and 65 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contacts

Contact Information – Inquiries:

Investor Relations:
James Dendle
Vice President, Evaluations & Investor Relations
Tel: +1 (416) 304-9770
Email: ir@tripleflagpm.com

Media:
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk